

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2021

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
8 Union Square South, Suite 2A
New York, NY 10003

> **Re: Gaucho Group Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed January 12, 2021**
> **File No. 333-233586**

Dear Mr. Mathis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2021 letter.

Amendment No. 7 to Registration Statement on Form S-1

General

1. We note your response to comment 1. Please advise us how you would "price" the offering before effectiveness and clarify the statement "[b]ecause the reverse stock split will occur concurrently with the reverse stock split…." As you do not appear eligible to conduct an at-the-market offering, please disclose that after effectiveness the price will be fixed for the duration of the offering.

2. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. Please also revise the

risk factors section consistent with Item 105(a), including applicable headings.

Capitalization, page 32

3.   We note your response to prior comment 3. Please explain to us why all of the debt on your balance sheet as of September 30, 2020 is not reflected in the capitalization table. It is also unclear why your pro forma common stock outstanding has increased to over 14 million shares. Please advise.

Dilution, page 33

4.   We note your response to prior comment 4 and the revisions to your dilution table. As previously requested, please consider disclosing in columnar format the calculations, including the components of the numerators and denominators, for the book value per share amounts disclosed or tell us why you believe such disclosure would not be useful. In addition, tell us why the conversion of debt has been reflected in the number of pro forma shares but not the amount of pro forma liabilities.

    You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Victoria Bantz